UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         December, 2004

Commission File Number    0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        EnerNorth Industries Inc.
        (formerly: Energy Power Systems Limited)

Date: December 30, 2004                    By:____"Sandra J. Hall"____ ______
        Sandra J. Hall,
        President, Secretary & Director

EnerNorth Industries Inc.
Suite 301, 2 Adelaide Street West
Toronto, Canada M5H 1L6

FORM OF PROXY SOLICITED BY THE
MANAGEMENT OF ENERNORTH INDUSTRIES INC.
FOR USE AT THE SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON JANUARY 26, 2005

The undersigned shareholder(s) of EnerNorth Industries Inc. (the "Corporation") hereby appoint(s) in respect of all of his or her shares of the Corporation, Sandra J. Hall, President and a director or failing her, Scott T. Hargreaves, Chief Financial Officer, or in lieu of the foregoing                              as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the special meeting (the "Meeting") of shareholders of the Corporation to be held on the 26th day of January, 2005, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

1.        TO VOTE FOR ( ) AGAINST ( ) the special resolution authorizing the sale by the Corporation of its interest in M&M Engineering Limited (being substantially all the assets of the Corporation).

2.  TO VOTE FOR ( ) AGAINST ( ) the special resolution authorizing an amendment to the articles of the Corporation to change the name of the Corporation to "EnerNorth Inc. " or such other name as may be approved by the board of directors of the Corporation and applicable regulatory and exchange authorities;

This proxy revokes and supersedes all proxies of earlier date.

If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED the day of , 2005.

Signature of Shareholder(s)

___________________________________
Print Name
(SEE NOTES ON THE BACK OF THIS PAGE)

NOTES:

(1)	This form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date on which it was mailed.

(2)	The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(3)	A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THIS FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER SERVICES INC., SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 25th DAY OF JANUARY, 2005.

(4)	IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THIS PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THIS PROXY.

(5)	This proxy ceases to be valid one year from its date.

(6)	If your address as shown is incorrect, please give your correct address when returning this proxy.